Mail Stop 7010

            August 12, 2005

Mr. Michel Dumas
Executive Vice President, Finance and Chief Financial Officer
Tembec Industries, Inc.
800, Rene-Levesque Blvd., Suite 1050
Montreal, Qc, Canada H3B 1X9


	RE:	Form 40-F for Fiscal Year Ended September 25, 2004
		File No. 33-80178

Dear Mr. Dumas:

		We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Year Ended September 25, 2004

General
1. Where a comment below requests additional disclosures or other revisions please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Disclosure Controls and Procedures
2. We note that you define disclosure controls and procedures as those controls and procedures "that are designed to ensure that information required to be disclosed in [your] filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and
Exchange Commission rules and forms." This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e)
and 15d-15(e) of the Exchange Act. Please revise in future filings your definition to also clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
3. Please note that your internal controls evaluation date is required to be as of the end of the period covered by the report, rather than within 90 days of filing. Please refer to paragraph B(6)(b) of the general instructions to Form 40-F. If true, please confirm in your response that your evaluation was conducted as of September 25, 2004 as indicated in your certification. Please revise to disclose the correct evaluation date.
4. Please also note that you are required to disclose any change in your internal control over financial reporting that occurred during the period covered by the annual report, rather than subsequent to the date of your evaluation, that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to paragraph B.6(e) of the general instructions to Form 40-F and revise your disclosure accordingly.
5. We note that you have included a discussion of the limitations of all control systems. Specifically, you state, "[t]he design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote." Please remove such statement from future filings, as this does not appear to be a limitation of an entity`s internal control system per
AU Section 319.16-.24, as referenced by SEC Release No. 33-8238.

Item 13 - Auditors
6. Please tell us where you have provided, or revise your filing to include, the disclosures required by paragraph B(10) of the general instructions to Form 40-F.
Section One

Contractual Obligations, page 28
7. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please refer to SEC Release 33-8350.

Section Two

Financial Statements, page 40

Consolidated Statement of Operations, page 41
8. If material, please tell us your consideration of EITF 01-9 in determining that your sales deductions should not be classified as a reduction of revenue under US GAAP. Alternatively, please disclose this classification difference as part of your US GAAP reconciliation in note 22.
9. We note that you classify your unusual items, consisting of fixed asset impairment, goodwill impairment, and restructuring charges, as a non-operating expense under Canadian and US GAAP. Citing relevant accounting literature, please tell us your basis for doing so.
See
paragraph 25 of SFAS No. 144 and paragraph 18 of SFAS No. 146.

Consolidated Statement of Cash Flows, page 42
10. We note that in your consolidated statement of cash flows, you reconcile cash and cash equivalents, net of operating bank loans. Citing relevant accounting literature, please tell us how your presentation, net of operating bank loans, complies with Canadian GAAP. To the extent that Canadian GAAP differs from SFAS No. 95 under US GAAP, please present in note 22 a reconciliation of your statement of cash flows under Canadian GAAP to your statement of cash flows under US GAAP.


Consolidated Business Segment Information, page 43
11. We note here and on pages nine and 20 of section one that the Paper segment has experienced operating losses in the past two years, continued declining margins and difficult market conditions.  We also
note in your Form 6-K filed August 12, 2005 that the majority of the
$115 million impairment charge and at least half of the severance
and
other closure costs recorded during the quarter ended June 25,
2005
related to a papermill. Please tell us the factors you considered in evaluating any potential impairment of goodwill related to your Paper segment under both Canadian and U.S. GAAP. Please also tell us more about the operating and financial assumptions discussed on page six of section one and the basis for those assumptions.

Note 1 - Significant accounting policies, page 44
12. We assume the functional currency of each of your foreign operations is the local currency of the country in which you operate.
If so, please tell us why you do not translate the financial statements of your foreign operations into the Canadian dollar, your reporting currency, pursuant to paragraphs 12 - 14 of SFAS No. 52. Instead, based on your disclosures on page 49, it appears that you remeasure the financial statements of your foreign operations to the
Canadian dollar. If our assumption is not correct, please explain to us your evaluation of each of the factors listed in Appendix A of SFAS No. 52 in determining that the Canadian dollar is your functional currency for all of your operations. As part of your analysis, please tell us your consideration of the fact that production inputs are purchased in local currency, as disclosed on page 31.

Note 21 - Financial instruments, page 73
13. On page 31, you state that the prices of many of your products, including those you sell in Canada and Europe are generally driven by
U.S. dollar reference prices. You also state that you generate approximately US $2.2 billion of U.S. dollar-denominated sales annually from your Canadian and European operations. We assume that the functional currency of these operations is other than the U.S. dollar. Accordingly, please explain to us your evaluation of whether these sales contracts contain embedded foreign currency derivatives pursuant to paragraphs 12 - 16 of SFAS No. 133. Please also tell us how you account for the transaction gains / losses on the U.S. dollar-denominated receivables generated by these sales in Canada and
Europe, pursuant to paragraph 15 of SFAS No. 52.

Note 22 - Summary of material differences between generally
accepted
accounting principles (GAAP) in Canada and the United States, page
77
14. For clarity, please label each of the lines in your net earnings
(loss) and shareholders` equity reconciliation with a letter such that each line corresponds to a lettered description following the reconciliations.

15. In your reconciliation of net loss under Canadian GAAP to US
GAAP, please tell us why:

* Your amortization of deferred gain on foreign exchange contracts adjustment of $145.1 does not agree to the corresponding amount of $149.3 in note 16.

* Your amortization of pre-operating costs adjustment of $1.4 does not agree to the corresponding amount of $5.7 million in note 15.

* Your development and pre-operating costs adjustment of $3.5 does not agree to amounts capitalized under Canadian GAAP of $2, calculated as the change in deferred development, pre-operating costs and other in note 6, excluding that portion of the change due to amortization of $5.7.

Please also tell us why your net loss of $28.8 under U.S. GAAP does not agree to the $26.4 included in your U.S. GAAP comprehensive income.

*    *    *    *

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    If you have any questions regarding these comments, please direct them to Scott Watkinson, Staff Accountant, at (202) 551-3741 or, in his absence, me at (202) 551-3255.

								Sincerely,



								Nilima Shah
								Accounting Branch Chief

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Mr. Michel Dumas
Tembec Industries, Inc.
August 12, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE